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05040268

VF 3-21-05

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 0 1 2005 PROCESSING SECTION WASH., D.C. 202

SEC FILE NUMBER
8- 48011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RenCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780, Third Avenue, 15th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Coles **212 824 1092**

(Area Code – Telephone No.)

PROCESSED
APR 0 7 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

1 More London Place	London	SE1 2AF	UK
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

APOSTILLE

(Hague Convention of 5 October 1961 / Convention de La Haye du 5 octobre 1961)

UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND

1. Country: United Kingdom of Great Britain and Northern Ireland
   Pays: Royaume-Uni de Grande-Bretagne et d'Irlande du Nord

   This public document / Le présent acte public

2. Has been signed by / a été signé par — **Sophie J Jenkins**

3. Acting in the capacity of / agissant en qualité de — **Notary Public**

4. Bears the seal/stamp of / est revêtu du sceau/timbre de — **The Said Notary Public**

Certified/Atteste

5. at London/à Londres — 6. the/le **28 February 2005**

7. by Her Majesty's Principal Secretary of State for Foreign and Commonwealth Affairs / par le Secrétaire d'Etat Principal de Sa Majesté aux Affaires Etrangères et du Commonwealth.

8. Number/sous No **G634867**

9. Stamp: / timbre: — 10. Signature: **J. Thethy**

FOREIGN AND COMMONWEALTH OFFICE LONDON

For the Secretary of State Pour le Secrétaire d'Etat

If this document is to be used in a country which is not party to the Hague Convention of 5 October 1961, it should be presented to the consular section of the mission representing that country. An [illegible] only confirms that the signature, seal or stamp on the document is [illegible] Foreign &

ERNST & YOUNG

Report of Independent Auditors

to the stockholder of RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2005

Statement of financial condition

at December 31, 2004

Assets		
Cash	$	1,988,064
Receivables from clearing brokers		450,587
Due from affiliates		274,841
Fixed assets, net		293,021
Other assets		81,932
Total assets	$	3,088,445
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,130,220
Income tax payable		58,717
Deferred tax liabilities, net		1,133
Due to affiliates		7,755
		1,197,825
Stockholder's equity:		
Common stock,$0.01 par value;		
100 shares authorized, issued, and outstanding		1
Additional paid-in capital		1,799,999
Accumulated surplus		90,620
Total stockholder's equity		1,890,620
Total liabilities and stockholder's equity	$	3,088,445

See notes to the financial statements.

Notes to the financial statements

at December 31, 2004

1. Organization

RenCap Securities, Inc. (the "Company") operates as a fully disclosed broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the parent are consolidated in the financial statements of the ultimate holding company, Renaissance Capital Holding Limited ("RCHL"). RCHL is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to a diverse group of clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts and Global Depository Receipts linked to the Russian equity market. The Company provides its foreign affiliates with access to major financial institutions primarily located in the United States and Latin America. Trades are executed on a risk-less principal and on an agency basis. In exchange for these services, the Company earns commission and brokerage income from its affiliate.

Pursuant to NASD Rule 1017, NASD granted the continuing membership application of the Company with regard to its request to act as a lead underwriter in best efforts or firm commitment offerings. The decision became effective on January 27, 2003.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalent

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Securities transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

Fixed assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Income taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Notes to the financial statements

at December 31, 2004

3. Net Capital Requirement

The Company is a member of the NASD, and is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, ("net capital ratio") both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Pursuant to the Company's agreement with the NASD, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2004, the Company had net capital of approximately $1,240,826, which was approximately $1,140,826 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was approximately 0.97 to 1 at December 31, 2004.

Proprietary balances, if any, held at the clearing brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing brokers, which require, among other things, that the clearing brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

4. Receivables from Clearing Brokers

Amounts receivable from the clearing brokers at December 31, 2004, consist of the following:

Receivable for unsettled trades	$	7,219
Other receivables		443,368
	$	450,587

The Company clears all customer trades on a fully disclosed basis through its clearing broker Penson Financial Services, Inc. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. Receivables and payables for unsettled securities transactions are recorded net within the accompanying Statement of Financial Condition.

5. Fixed assets

Fixed assets at December 31, 2004 consist of the following:

Equipment	$	333,513
Leasehold improvements		102,572
Computer software		59,926
Furniture and fixtures		38,970
		534,981
Less accumulated depreciation		(241,960)
	$	293,021

Notes to the financial statements

at December 31, 2004

6. Income taxes

Income tax expense consists of the following:

Current tax expense		
Federal	$	61,570
State and Local		40,566
		102,136
Deferred tax credit		
Federal		(19,620)
State and Local		(18,960)
		(38,580)
Income tax expense	$	63,556

At December 31, 2004, the Company had approximately $90,000 of net operating losses for state and local tax purposes. Such net operating losses will begin to expire in 2020.

At December 31, 2004, the net deferred tax liabilities consist of the following components:

Deferred tax assets	$	15,649
Deferred tax liabilities		(16,782)
Net deferred tax liabilities	$	(1,133)

The deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts for financial statement purposes. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse.

The difference between the Company's effective tax rate and the statutory rate of 34% is due primarily to state and local taxes and the release of a previously established valuation allowance.

Notes to the financial statements

at December 31, 2004

7. Related Party Transactions

The $3,299,658 of commission and brokerage income reported on the Statement of Operations is attributable to transactions with a foreign affiliate. The fees are earned by the Company for extending the affiliate's sales of equity securities, Russian American Depositary Receipts, and Global Depositary Receipts in both the United States and Latin American Markets. As of December 31, 2004, the Company was still owed $256,542 related to these fees and is reflected in the Statement of Financial Condition as part of due from affiliates.

8. Commitments, Contingent Liabilities, and Concentration of Credit Risk

The Company leases office space under a 5 year non cancellable operating lease. Minimum future rental payments under the lease as of December 31, 2004 are as follows:

2005	$	124,500
2006		124,500
2007		125,662
2008		126,990
2009		60,219
	$	561,871

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. In that regard, the Company has agreed to indemnify its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2004, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2004 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts.

Trades during 2004 were executed on a principal and agency basis.

The Company maintains its cash balances with one financial institution. The balances held at this location are in excess of federal insurance limits.

9. Fair value of financial instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.